SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shutterstock, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

825690 100
(CUSIP Number)

Jonathan Oringer Shutterstock, Inc. 350 Fifth Avenue, 21st Floor New York, NY 10118 (646) 766-1855
(Name, address and telephone number of person authorized to receive notices and communications)

May 17, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825690 100	Page 2 of 5

(1)	Names of reporting persons Jonathan Oringer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 16,256,327(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,256,327(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,256,327(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.3% (2)
(14)	Type of reporting person (see instructions) IN

(1)
The total number of shares includes 100,000 restricted stock units granted to the Reporting Person, each of which represents a contingent right to receive one share of common stock (“Common Stock”), par value $0.01 per share, of Shutterstock, Inc. (the “Company”). The restricted stock units will vest only if (i) the Reporting Person remains continuously employed by the Company until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of the Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Reporting Person remains continuously employed by the Company until the date of satisfaction of such condition.

(2)	Based on a total of 34,923,654 shares of Common Stock outstanding on May 17, 2016.

EXPLANATORY NOTE: Jonathan Oringer has previously reported his beneficial ownership on Schedule 13G (and an amendment thereto) with respect to the Common Stock, in accordance with Rule 13d-1(d). In connection with the Company’s current share repurchase program, as of May 17, 2016, the Company’s total number of outstanding shares of Common Stock has decreased to 34,923,654 shares. As a result of the share repurchase program, and corresponding decrease in outstanding shares of Common Stock, the percentage of outstanding shares that Mr. Oringer may be deemed to beneficially own increased by approximately two percent of the Company’s outstanding shares during a 12-month period. Accordingly, Mr. Oringer is filing this statement with the Securities and Exchange Commission on Schedule 13D pursuant to Section 13(d) of the Act.

CUSIP No. 825690 100	Page 3 of 5

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock of the Company. The address of the principal executive office of the Company is 350 Fifth Avenue, 21st Floor, New York, New York 10118.

Item 2.	Identity and Background.

This Statement is being filed by Jonathan Oringer. Mr. Oringer’s principal place of business is Shutterstock, Inc., 350 Fifth Avenue, 21st Floor, New York, New York 10118. Mr. Oringer’s principal occupation is Founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. During the last five years, Mr. Oringer has not been convicted in a criminal proceeding. During the last five years, Mr. Oringer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Oringer is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The outstanding shares of Common Stock currently beneficially owned by Mr. Oringer were acquired by Mr. Oringer over several years through various means, including (i) 15,956,327 shares issued to Mr. Oringer in connection with the Company’s initial public offering (“IPO Shares”), (ii) 200,000 shares purchased by Mr. Oringer in open market transactions using his personal funds (“Purchased Shares”); and (iii) 100,000 restricted stock units, each of which represents a contingent right to receive one share of Common Stock, granted to Mr. Oringer by the Company in connection with his service as the Company’s Chief Executive Officer (“Performance Shares”).

Item 4.	Purpose of Transaction.

Mr. Oringer acquired the IPO Shares in connection with the Company’s initial public offering in 2013. Mr. Oringer acquired the Purchased Shares for investment purposes and the Performance Shares in connection with his service as the Company’s Chief Executive Officer. In October 2015, the Company’s Board of Directors approved a share repurchase program, pursuant to which the Company is authorized to purchase up to $100 million of its Common Stock. In connection with the share repurchase program, as of May 17, 2016, the Company’s total number of outstanding shares of Common Stock has decreased to 34,923,654 shares. As a result of the share repurchase program, and accordingly, the decrease in outstanding shares of Common Stock, the percentage of outstanding shares that Mr. Oringer may be deemed to beneficially own increased by approximately two percent of the Company’s outstanding shares during a 12-month period.

Mr. Oringer is the Founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. In these capacities, Mr. Oringer takes and will continue to take an active role in the Company’s management and strategic direction. Additionally, in his capacity as a stockholder of the Company, Mr. Oringer reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Company. Depending on the factors discussed below and other factors, and subject to applicable law, Mr. Oringer may from time to time acquire additional securities of the Company or otherwise dispose of some or all of his securities of the Company or make proposals to the Company. Subject to compliance with applicable laws and the Company’s policies, any transactions or activities that Mr. Oringer may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Company have occurred or may occur; the securities markets in general and those for the Company’s securities in particular; the financial condition, results of operations and prospects of the Company; management and corporate governance of the Company; general economic, financial market and industry conditions; other investment and business opportunities available to Mr. Oringer; tax considerations; and other factors.

Other than as described above in this Item 4, Mr. Oringer has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, Mr. Oringer may consider such matters and, subject to

CUSIP No. 825690 100	Page 4 of 5

applicable law and the policies of the Company, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Company, other stockholders of the Company or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Mr. Oringer beneficially owns an aggregate of 16,256,327 shares of Common Stock, representing approximately 46.3% of the outstanding Common Stock, as to which Mr. Oringer has sole dispositive and voting power. The ownership percentage set forth above is based upon 34,923,654 shares of Common Stock of the Company outstanding as of May 17, 2016. The total number of shares beneficially owned by Mr. Oringer includes 100,000 restricted stock units granted to Mr. Oringer, each of which represents a contingent right to receive one share of Common Stock. The restricted stock units will vest only if (i) Mr. Oringer remains continuously employed by the Company until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Mr. Oringer remains continuously employed by the Company until the date of satisfaction of such condition.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as Exhibits to this statement:

None.

CUSIP No. 825690 100	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2016
(Date)

/s/ Jonathan Oringer
(Signature)

Jonathan Oringer Chief Executive Officer
(Name and Title)